October 7, 2016

VIA EDGAR AND FEDEX

Daniel L. Gordon
Senior Assistant Chief Accountant
Office of Real Estate and Commodities
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:                             DiamondRock Hospitality Company
Form 8-K dated August 5, 2016
Filed August 5, 2016
File No. 001-32514

Dear Mr. Gordon:

This letter is submitted on behalf of DiamondRock Hospitality Company (the “Company”) in response to comments of the staff of the Office of Real Estate and Commodities (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 8-K dated August 5, 2016 (the “August 5 Form 8-K”) filed on August 5, 2016, as set forth in your letter, dated September 28, 2016, to Sean M. Mahoney, Chief Financial Officer of the Company.

For reference purposes, the Staff’s comments have been reproduced in italics herein with our responses immediately following the comments.

Form 8-K filed on August 5, 2016

Exhibit 99.1

1.                                      In your next earnings release, please provide a more substantive and concise discussion of how your non-GAAP measures Hotel EBITDA and Hotel Adjusted EBITDA are useful to investors. Please provide us with your proposed changes in your response letter.

Response to Comment No. 1:

In future earnings releases, the Company plans to provide a more substantive and concise discussion of how its non-GAAP measures Hotel EBITDA and Hotel Adjusted EBITDA are useful to investors.  Please see the proposed disclosure attached hereto at Exhibit A, which is marked against the disclosure in Exhibit 99.1 to the August 5 Form 8-K (“Previous Earnings Release”).

Daniel L Gordon

Securities and Exchange Commission

October 7, 2016

2.                                      Please clarify your disclosures on pages 9 and 10 to further explain why adjustments made to EBITDA and FFO are not reflective of the underlying operating performance of your hotels.

Response to Comment No. 2:

In future earnings releases, the Company will enhance and clarify its disclosures to further explain why adjustments made to EBITDA, FFO and Hotel EBITDA are not reflective of the underlying operating performance of our hotels.  The Company believes that providing such supplemental information to investors in the lodging industry is useful for a more complete understanding of the Company’s ongoing operational performance.  Please see the proposed disclosure attached hereto at Exhibit A for clarification of the Company’s disclosures on pages 9 and 10 of the Previous Earnings Release.

3.                                      We note that you exclude corporate expenses from consolidated Hotel EBITDA and Hotel Adjusted EBITDA on page 12. Please explain to us why you concluded that these are not normal, recurring, cash operating expenses necessary to operate your business. See Question 100.01 of the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.

Response to Comment No. 3:

The Company acknowledges the Staff’s comment and has reviewed the updated Non-GAAP Compliance and Disclosure Interpretations issued on May 17, 2016.  We continue to believe that Hotel EBITDA and Hotel Adjusted EBITDA provide our investors useful supplemental financial measures to evaluate our hotel operating performance, excluding the impact of our capital structure, our asset base, and our corporate-level expenses.  We believe that excluding the effect of corporate-level expenses is necessary in order to provide our investors with a more complete understanding of the operating results of our hotels over which individual hotels and third-party management companies  have direct control.   In future earnings releases, the Company proposes to add an explanation as to why it excludes corporate expenses from consolidated Hotel EBITDA and Hotel Adjusted EBITDA. See Exhibit A.

In addition to filing this response letter via EDGAR, the Company will separately deliver to the Staff a clean copy of Exhibit A.

*     *     *

Daniel L Gordon

Securities and Exchange Commission

October 7, 2016

Should you have any further comments or questions with regard to the foregoing, please do not hesitate to contact the undersigned by phone at 240-744-1190, by facsimile transmission at 240-744-1199 or by e-mail at smahoney@drhc.com or Suzanne Lecaroz by phone at 617-570-1306, by facsimile transmission at 617-523-1231 or by email at slecaroz@goodwinlaw.com.

Sincerely,

/s/ Sean M. Mahoney
Name: Sean M. Mahoney
Title: Executive Vice President, Chief Financial Officer and Treasurer

Cc:	Mark W. Brugger
William J. Tennis
Briony R. Quinn
DiamondRock Hospitality Company
Gilbert G. Menna
Suzanne D. Lecaroz
Goodwin Procter LLP

Exhibit A

Proposed Earnings Release Disclosure

(Blackline)

Non-GAAP Financial Measures

We use the following non-GAAP financial measures that we believe are useful to investors as key measures of our operating performance: EBITDA, Adjusted EBITDA, Hotel EBITDA, Hotel Adjusted EBITDA, FFO and Adjusted FFO. These measures should not be considered in isolation or as a substitute for measures of performance in accordance with GAAP.  EBITDA, Adjusted EBITDA, Hotel EBITDA, Hotel Adjusted EBITDA, FFO and Adjusted FFO, as calculated by us, may not be comparable to other companies that do not define such terms exactly as the Company.

Use and Limitations of Non-GAAP Financial Measures

Our management and Board of Directors use EBITDA, Adjusted EBITDA, Hotel EBITDA, Hotel Adjusted EBITDA, FFO and Adjusted FFO to evaluate the performance of our hotels and to facilitate comparisons between us and other lodging REITs, hotel owners who are not REITs and other capital intensive companies. The use of these non-GAAP financial measures has certain limitations. These non-GAAP financial measures as presented by us, may not be comparable to non-GAAP financial measures as calculated by other real estate companies. These measures do not reflect certain expenses or expenditures that we incurred and will incur, such as depreciation, interest and capital expenditures. We compensate for these limitations by separately considering the impact of these excluded items to the extent they are material to operating decisions or assessments of our operating performance. Our reconciliations to the most comparable GAAP financial measures, and our consolidated statements of operations and cash flows, include interest expense, capital expenditures, and other excluded items, all of which should be considered when evaluating our performance, as well as the usefulness of our non-GAAP financial measures.

These non-GAAP financial measures are used in addition to and in conjunction with results presented in accordance with GAAP. They should not be considered as alternatives to operating profit, cash flow from operations, or any other operating performance measure prescribed by GAAP. These non-GAAP financial measures reflect additional ways of viewing our operations that we believe, when viewed with our GAAP results and the reconciliations to the corresponding GAAP financial measures, provide a more complete understanding of factors and trends affecting our business than could be obtained absent this disclosure. We strongly encourage investors to review our financial information in its entirety and not to rely on a single financial measure.

EBITDA and FFO

EBITDA represents net income excluding: (1) interest expense; (2) provision for income taxes, including income taxes applicable to sale of assets; and (3) depreciation and amortization. We believe EBITDA is useful to an investor in evaluating our operating performance because it helps investors evaluate and compare the results of our operations from period to period by removing the impact of our capital structure (primarily interest expense) and our asset base (primarily depreciation and amortization) from our operating results. In addition, covenants included in our debt agreements use EBITDA as a measure of financial compliance. We also use EBITDA as one measure in determining the value of hotel acquisitions and dispositions.

The Company computes FFO in accordance with standards established by NAREIT, which defines FFO as net income determined in accordance with GAAP, excluding gains or losses from sales of properties and impairment losses, plus depreciation and amortization. The Company believes that the presentation of FFO provides useful information to investors regarding its operating performance because it is a measure of the Company’s operations without regard to specified non-cash items, such as real estate depreciation and amortization and gain or loss on sale of assets.  The Company also uses FFO as one measure in assessing its operating results.

Hotel EBITDA

Hotel EBITDA represents net income excluding:  (1) interest expense, (2)  income taxes, (3) depreciation and amortization, (4) corporate general and administrative expenses (shown as corporate expenses on the consolidated statements of operations), and (5) hotel acquisition costs. We believe that Hotel EBITDA provides our investors a useful financial measure to evaluate our hotel operating performance, excluding the impact of our capital structure (primarily interest), our asset base (primarily depreciation and amortization), and our corporate-level expenses (corporate expenses and hotel acquisition costs).  With respect to Hotel EBITDA, we believe that excluding the effect of corporate-level expenses provides a more complete understanding of the operating results over which individual hotels and third-party management companies have direct control.  We believe property-level results provide investors with supplemental information on the ongoing operational performance of our hotels and effectiveness of the third-party management companies operating our business on a property-level basis.

Adjustments to EBITDA ~~and~~, FFO and Hotel EBITDA

We adjust EBITDA ~~and~~, FFO and Hotel EBITDA when evaluating our performance because we believe that the exclusion of certain additional items described below provides useful supplemental information to investors regarding our ongoing operating performance and that the presentation of Adjusted EBITDA ~~and~~, Adjusted FFO~~,~~ and Hotel Adjusted EBIDTA when combined with GAAP net income, EBITDA ~~and~~, FFO and Hotel EBITDA, is beneficial to an investor’s complete understanding of our consolidated and property-level operating performance.  Hotel Adjusted EBITDA margins are calculated as Hotel Adjusted EBITDA divided by total hotel revenues.

We adjust EBITDA ~~and~~, FFO and Hotel EBITDA for the following items:

•                                          Non-Cash Ground Rent: We exclude the non-cash expense incurred from the straight line recognition of rent from our ground lease obligations and the non-cash amortization of our favorable lease assets.  We exclude these non-cash items because they do not reflect the ~~underlying operating performance of our hotels~~actual rent amounts due to the respective lessors in the current period and is of lesser significance in evaluating our actual performance for that period.

•                                          Non-Cash Amortization of Favorable and Unfavorable Contracts: We exclude the non-cash amortization of favorable and unfavorable ~~contract assets~~contracts recorded in conjunction with certain acquisitions because the non-cash amortization ~~does not reflect the underlying operating performance of our hotels~~ is based on historical cost accounting and is of lesser significance in evaluating our actual performance for that period.

•                                          Cumulative Effect of a Change in Accounting Principle: Infrequently, the Financial Accounting Standards Board (FASB) promulgates new accounting standards that require the consolidated statement of operations to reflect the cumulative effect of a change in accounting principle.  We exclude the effect of these adjustments, which include the accounting impact from prior periods, because they do not reflect the Company’s actual underlying performance ~~of~~for the ~~Company for that~~current period.

•                                          Gains or Losses from Early Extinguishment of Debt: We exclude the effect of gains or losses recorded on the early extinguishment of debt because ~~we believe theses~~these gains or losses ~~do not accurately reflect the underlying~~result from transaction activity related to the Company’s capital structure and we believe are not indicative of the ongoing operating performance of the Company or our hotels.

•                                          Hotel Acquisition Costs:  We exclude hotel acquisition costs expensed during the period because we believe these ~~costs do not reflect the underlying~~transaction costs are not reflective of the ongoing performance of the Company or our hotels.

•                                          Severance Costs:  We exclude corporate severance costs incurred with the termination of corporate-level employees and severance costs incurred at ~~out~~our hotels related to lease terminations because we believe these costs do not reflect the ~~underlying~~ongoing performance of the Company or our hotels.

•                                          Hotel Manager Transition Costs:  We exclude the transition costs associated with a change in hotel manager because we believe these costs do not reflect the ~~underlying~~ongoing performance of the Company or our hotels. During the three and six months ended June 30, 2015, we excluded the transition costs associated with the change of hotel managers in connection with the acquisitions of the Westin Fort Lauderdale and the Shorebreak Hotel.

•                                          Other Items:  From time to time we incur costs or realize gains that we consider outside the ordinary course of business and that we do not believe reflect the ~~underlying~~ ongoing performance of the Company or our hotels.  Such items may include, but are not limited to~~, hotel~~ the following: pre-opening costs~~,~~ incurred with newly developed hotels; lease preparation costs~~,~~ incurred to prepare vacant space for marketing; management or franchise contract termination fees~~,~~; gains or losses from legal settlements~~,~~; bargain purchase gains incurred upon acquisition of a hotel; and gains from insurance proceeds.

In addition, to derive Adjusted EBITDA we exclude gains or losses on dispositions and impairment losses because we believe that including them in EBITDA does not reflect the ongoing performance of our hotels. Additionally, the gains or losses on dispositions and impairment losses are based on historical cost accounting and represent either accelerated depreciation or excess depreciation in previous periods, and depreciation is excluded from EBITDA.

In addition, to derive Adjusted FFO we exclude any fair value adjustments to debt instruments. We exclude these non-cash amounts because they do not reflect the underlying performance of the Company.

Reconciliations of Non-GAAP Measures

EBITDA and Adjusted EBITDA

The following tables are reconciliations of our GAAP net income to EBITDA and Adjusted EBITDA (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income	$44,175	$24,822	$60,953	$35,464
Interest expense	11,074	12,838	22,738	26,056
Income tax expense	11,045	6,731	6,964	4,405
Real estate related depreciation and amortization	25,005	25,574	50,126	49,911
EBITDA	91,299	69,965	140,781	115,836
Non-cash ground rent	1,328	1,479	2,662	2,987
Non-cash amortization of favorable and unfavorable contract liabilities, net	(478)	(374)	(956)	(727)
Impairment losses	—	9,675	—	10,461
Gain on sale of hotel properties	(8,121)	—	(8,121)	—
Severance costs (1)	119	—	119	—
Hotel acquisition costs	—	260	—	492
Hotel manager transition costs (2)	—	66	—	534
Adjusted EBITDA	$84,147	$81,071	$134,485	$129,583

(1)         Classified as corporate expenses on the consolidated statements of operations.

(2)         Classified as other hotel expenses on the consolidated statements of operations.

	Full Year 2016 Guidance
	Low End	High End
Net income	$106,881	$117,881
Interest expense	43,000	42,500
Income tax expense	9,500	13,000
Real estate related depreciation and amortization	98,000	97,000
EBITDA	257,381	270,381
Non-cash ground rent	4,800	4,800
Non-cash amortization of favorable and unfavorable contracts, net	(1,800)	(1,800)
Gain on sale of hotel properties	(10,500)	(10,500)
Severance costs	119	119
Adjusted EBITDA	$250,000	$263,000

Hotel EBITDA and Hotel Adjusted EBITDA

~~In this release, when we discuss “Hotel Adjusted EBITDA,” we exclude from Hotel EBITDA the non-cash expense incurred by the hotels due to the straight lining of the rent from our ground lease obligations, the non-cash amortization of our favorable and unfavorable contracts, and certain other items as described above.  Hotel EBITDA represents hotel net income excluding: (1) interest expense; (2) income taxes; and (3) depreciation and amortization. Hotel Adjusted EBITDA margins are calculated as Hotel Adjusted EBITDA divided by total hotel revenues.~~

The following table is a reconciliation of our GAAP net income to Hotel EBITDA and Hotel Adjusted EBITDA (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income	$44,175	$24,822	$60,953	$35,464
Interest expense	11,074	12,838	22,738	26,056
Income tax expense	11,045	6,731	6,964	4,405
Real estate related depreciation and amortization	25,005	25,574	50,126	49,911
EBITDA	91,299	69,965	140,781	115,836
Corporate expenses	6,736	6,331	12,736	11,741
Interest and other income, net	(68)	(227)	(118)	(354)
Hotel acquisition costs	—	260	—	492
Gain on sale of hotel properties	(8,121)	—	(8,121)	—
Impairment losses	—	9,675	—	10,461
Hotel EBITDA	89,846	86,004	145,278	138,176
Non-cash ground rent	1,328	1,479	2,662	2,987
Non-cash amortization of favorable and unfavorable contract liabilities, net	(478)	(374)	(956)	(727)
Hotel manager transition costs	—	66	—	534
Hotel Adjusted EBITDA	$90,696	$87,175	$146,984	$140,970

FFO and Adjusted FFO

The following tables are reconciliations of our GAAP net income to FFO and Adjusted FFO (in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2016	2015	2016	2015
Net income	$44,175	$24,822	$60,953	$35,464
Real estate related depreciation and amortization	25,005	25,574	50,126	49,911
Gain on sales of hotel properties, net of income tax	(7,010)	—	(7,010)	—
Impairment losses	—	9,675	—	10,461
FFO	62,170	60,071	104,069	95,836
Non-cash ground rent	1,328	1,479	2,662	2,987
Non-cash amortization of favorable and unfavorable contract liabilities, net	(478)	(374)	(956)	(727)
Hotel acquisition costs	—	260	—	492
Hotel manager transition costs (2)	—	66	—	534
Severance costs (2)	119	—	119	—
Fair value adjustments to debt instruments	4	(14)	18	66
Adjusted FFO	$63,143	$61,488	$105,912	$99,188
Adjusted FFO per diluted share	$0.31	$0.31	$0.52	$0.49

(1)         Classified as corporate expenses on the consolidated statements of operations.

(2)         Classified as other hotel expenses on the consolidated statements of operations.

	Full Year 2016 Guidance
	Low End	High End
Net income	$106,881	$117,881
Real estate related depreciation and amortization	98,000	97,000
Gain on sales of hotel properties, net of income tax	(9,000)	(9,000)
FFO	195,881	205,881
Non-cash ground rent	4,800	4,800
Non-cash amortization of favorable and unfavorable contract liabilities, net	(1,800)	(1,800)
Severance costs	119	119
Adjusted FFO	$199,000	$209,000
Adjusted FFO per diluted share	$0.99	$1.04